FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP
Inspiring Global Enjoyment

5 April 2004 Fosters Brewing Group

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000



**Trevor O'Hoy takes over as CEO of Foster's and Ted Kunkel ceases to be a Director**

In accordance with listing rule 3.16, we wish to advise that Mr Trevor O'Hoy has today formally assumed the position of President and CEO of Foster's Group Limited (Foster's) and accordingly becomes a Director of Foster's.

This follows the announcement on 3 March 2004, that Mr O'Hoy had been appointed as Foster's President and CEO elect and that Mr Ted Kunkel would step down from that position on 5 April 2004.

Mr Kunkel also ceases to be a Director of the company from today.

Robert Dudfield
**Assistant Company Secretary**
**Foster's Group Limited**



dlw 4/27

# Appendix 3E



## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

| Name of entity | ABN |
|---|---|
| **Foster's Group Limited** | **49 007 620 886** |

We (the entity) give ASX the following information.

**Information about buy-back**

| | | |
|---|---|---|
| 1 | Type of buy-back | **On market** |
| 2 | Date Appendix 3C was given to ASX | **22-Dec-03** |

**Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day**

| | | Before previous day | Previous day<br>2 April 2004 |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 7,694,901 | 200,000 |
| 4 | Total consideration paid or payable for the shares | $34,033,699 | $879,850 |

| | | Before previous day | Previous day |
|---|---|---|---|
| 5 | If buy-back is an on-market buy-back | highest price paid: $4.45<br>date: 29-Mar-04<br><br>lowest price paid: $4.39<br>date: 22-Mar-04 | highest price paid: $4.40<br><br>lowest price paid: $4.39<br><br>highest price allowed under rule 7.33: $4.64 |

**Participation by directors**

| | | |
|---|---|---|
| 6 | Deleted 30/9/2001. | |

**How many shares may still be bought back?**

| | | |
|---|---|---|
| 7 | If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 192,105,099 |

**Compliance statement**

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ............................................................ Date: 5-Apr-04
Robert Dudfield – Assistant Company Secretary

Print name: ..........................................................

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment



2 April 2004

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

**Notification of Cancellation of Shares**

In accordance with Listing Rule 3.8A, we attach a copy of form 484 lodged with ASIC today.

Robert Dudfield
Assistant Company Secretary

ASIC

Australian Securities & Investments Commission

# Change to company details

**Form 484** — Corporations Act 2001

## Section C

**Section C may be lodged independently if no changes are to be notified via Sections A or B.**

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

**Related Forms**
**484 A** - change of address, name (officeholders or members), details (ultimate holding company)
**484 B** - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

### Company details

**Company name**

FOSTER'S GROUP LIMITED

**ACN/ ABN**

007 620 886

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

## Section C completion guide

**Standard share codes**
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

| Share class code | Full title | Share class code | Full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B....etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founder's | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

**Continues on next page...**

### Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

**Completion of this table is optional.**

| | C1 - Change to share structure table | C2 - Issue of shares | C3 - Cancellation of shares | C4 - Change to members register |
|---|---|---|---|---|
| **Issue of shares** | | | | |
| ☐ Proprietary company | ✓ | ✓ | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | ✓ | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | ✓ | Not required | Not required |
| **Cancellation of shares** | | | | |
| ☐ Proprietary company | ✓ | Not required | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | Not required | ✓ | ✓ |
| ☒ if not in response to the Annual company statement | Not required | Not required | ✓ | Not required |
| **Transfer of shares** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to amounts paid** | | | | |
| ☐ Proprietary company | ✓ | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to beneficial ownership** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

## C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

| Share class code | Full title if not standard | Total number issued | Total amount paid on these shares | Total amount unpaid on these shares |
|---|---|---|---|---|
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

## C2 Issue of shares

List details of new share issues in the following table.

| Share class code | Number of shares issued | Amount paid per share | Amount unpaid per share |
|---|---|---|---|
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ No (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

## C3 Cancellation of shares

**Reason for cancellation**
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back — **ss.257H(3)**
- [ ] Minimum holding buy-back only
- [X] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

**Details of cancelled shares**

List the details of shares cancelled in the following table

| Share class code | Number of shares cancelled | Amount paid (cash or otherwise) |
|---|---|---|
| ORD | 7,694,901 | $34,033,699 |
| | | |
| | | |
| | | |
| | | |

Earliest date of change

Please indicate the earliest date that any of the above changes occured

02/04/04
[D D] [M M] [Y Y]

## C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name　　Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City　　State/Territory

Postcode　　Country (if not Australia)

**The changes are**

| Share class code | Shares increased by ... (number) | Shares decreased by ... (number) | Number now held | Total $ paid on these shares | Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

**Date of entry of member's name in register**
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

## C4 Continued... **Further changes to the register of members**

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

**The changes are**

| Share class code | Shares increased by . . . (number) | Shares decreased by . . . (number) | Number now held | Total $ paid on these shares | Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

**Date of entry of member's name in register**
(New members only)

Date
[D D] / [M M] / [Y Y]

## C4 Continued... Further changes to the register of members

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____________ Given names ____________

OR

☐ Company name ____________

ACN/ ARBN/ ABN ____________

Office, unit, level, or PO Box number ____________

Street number and Street name ____________

Suburb/City ____________ State/Territory ____________

Postcode ____________ Country (if not Australia) ____________

**The changes are**

| Share class code | Shares increased by ... (number) | Shares decreased by ... (number) | Number now held | Total $ paid on these shares | Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

**Date of entry of member's name in register**
(New members only)

Date
[D D] / [M M] / [Y Y]

## C4 Continued... **Further changes to the register of members**

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____ Given names ____

**OR**

☐ Company name ____

ACN/ ARBN/ ABN ____

Office, unit, level, or PO Box number ____

Street number and Street name ____

Suburb/City ____ State/Territory ____

Postcode ____ Country (if not Australia) ____

**The changes are**

| Share class code | Shares increased by ... (number) | Shares decreased by ... (number) | Number now held | Total $ paid on these shares | Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

**Date of entry of member's name in register**
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

## Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

ROBERT DUDFIELD

Capacity

- [ ] Director
- [x] Company secretary

Signature

R.K. Dudfield.

Date signed

02/04/04
[D D] [M M] [Y Y]

## Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

**Registered Agent details**
If this form is being lodged by an ASIC registered agent, please complete agent *name and number*

ASIC registered agent name

GEORGE SAKOUFAKIS

ASIC registered agent number

7717

**Queries about this form**
You can nominate an officeholder, lodging party or ASIC registered agent

**If there is a query regarding this form, ASIC should contact** (Choose one of the following)

- [ ] Signatory above
- [x] ASIC registered agent above
- [ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

**Mail**
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

**For help or more information**
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web **www.asic.gov.au/easylodge**

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | Foster's Group Limited |
| **ABN** | 49 007 620 886 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | David Alexander Crawford |
| **Date of last notice** | 18 February 2004 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 2 April 2004 |
| **No. of securities held prior to change** | 12,107 |
| **Class** | Ordinary Shares |
| **Number acquired** | 243 |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $4.37 |
| **No. of securities held after change** | 12,350 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Issue of securities under the Dividend Reinvestment Plan. |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

Dated – 2 April 2004

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | Foster's Group Limited |
| **ABN** | 49 007 620 886 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Graeme William McGregor |
| **Date of last notice** | 18 February 2004 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 2 April 2004 |
| **No. of securities held prior to change** | 22,300 |
| **Class** | Ordinary Shares |
| **Number acquired** | 446 |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $4.37 |
| **No. of securities held after change** | 22,746 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Issue of securities under the Dividend Reinvestment Plan. |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

Dated – 2 April 2004

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | Foster's Group Limited |
| **ABN** | 49 007 620 886 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Edward Thomas Kunkel |
| **Date of last notice** | 16 December 2003 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 2 April 2004 |
| **No. of securities held prior to change** | 700,084 |
| **Class** | Ordinary Shares |
| **Number acquired** | 10,296 |
| **Number disposed** | Nil |
| **Value/Consideration** Note: If consideration is non-cash, provide details and estimated valuation | $4.37 |
| **No. of securities held after change** | 710,380 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Issue of securities under the Dividend Reinvestment Plan. |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

Dated – 2 April 2004

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | Foster's Group Limited |
| **ABN** | 49 007 620 886 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Margaret Lyndsey Cattermole |
| **Date of last notice** | 18 February 2004 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 2 April 2004 |
| **No. of securities held prior to change** | 115,417 |
| **Class** | Ordinary Shares |
| **Number acquired** | 1,946 |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $4.37 |
| **No. of securities held after change** | 117,363 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Issue of securities under the Dividend Reinvestment Plan. |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

Dated – 2 April 2004

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | Foster's Group Limited |
| **ABN** | 49 007 620 886 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Francis Joseph Swan |
| **Date of last notice** | 18 February 2004 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 2 April 2004 |
| **No. of securities held prior to change** | 80,802 |
| **Class** | Ordinary Shares |
| **Number acquired** | 1,619 |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $4.37 |
| **No. of securities held after change** | 82,421 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Issue of securities under the Dividend Reinvestment Plan. |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

Dated – 2 April 2004

+ See chapter 19 for defined terms.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP
Inspiring Global Enjoyment

31 March 2004

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

**Document to be sent to all shareholders**

In accordance with Listing Rule 3.17, we attach a copy of a newsletter that will be sent to all shareholders.

Robert Dudfield
**Assistant Company Secretary**
**Foster's Group Limited**

# Our Environment

Foster's prides itself on being an environmentally responsible producer. The group has always set world-class standards in its environmental practices and is constantly seeking new ways to improve all its manufacturing and distribution processes to minimise environmental impacts. This also includes working with industry counterparts, associations and regulatory authorities.

One of the key issues facing Australia in the 21st century, is the availability of adequate supplies of fresh water and the associated problem of salinity. Foster's operations involve water consumption through its brewing operations and irrigation use for its viticultural activities. As such, water usage and saline discharge are key issues for Foster's.

Within CUB, a significant amount of water is used during the brewing process. Whilst most of this water is used in beer production, some of it is used for bottle and equipment cleaning in the production process. Over the years CUB has made significant reductions in water consumption and in the last two years alone, CUB has reduced national water consumption by 11% across all of its brewing operations and by 13% at the Abbotsford brewery in Victoria. This has been part of the continuous improvement programme over the last decade.

As part of its work to further improve its environmental performance, CUB has announced an initiative at the Abbotsford brewery, in conjunction with City West Water and the Environmental Protection Authority (EPA) Victoria. The project will review on-site water management processes to identify further means to reduce the volume of waste water and also the amount of salts (total dissolved solids – TDS) in the water.

Outcomes from the project are expected to include;

- the identification of less water intensive production opportunities for CUB;
- operational cost savings from process improvements; and
- increased resource efficiency and reduction in TDS loads to the Western Sewage Treatment Plant in Melbourne.

As the second largest water consumer in Melbourne, CUB's efforts to conserve water and reduce TDS levels are essential components of a sustainable approach to the way it conducts its business and to increasing water recycling at all of its plants.

The project that is supported by the EPA Victoria's Business Sustainability Team is expected to be completed within six months.

# Enjoy Responsibly


MAKE SURE YOU DON'T MAKE
THE WORST DECISION OF THE NIGHT.

**CUB takes its corporate social responsibility as Australia's leading alcohol beverage company very seriously. In late 2003, CUB launched its "*Enjoy Responsibly*" programme.**

Enjoy Responsibly

*Enjoy Responsibly* – these two words summarise CUB's approach to the issue of alcohol in our community. As a responsible producer and marketer of alcohol beverages, CUB's goal is to encourage all consumers to make legal, informed and considered choices about consuming alcohol – in other words, for individuals to enjoy alcohol *responsibly*.

For CUB, responsible enjoyment of alcohol is about an individual balancing the enjoyment and benefits of drinking alcohol with the potential risks and harm that may arise from it – especially when misused.

The *Enjoy Responsibly* logo is included on packaging of all CUB brands. It has also been integrated into a number of other CUB corporate initiatives, including their on-going support of drink-driving campaigns, being undertaken collaboratively with state government road safety authorities. The *Enjoy Responsibly* campaign also forms part of CUB's major sponsorships, for example, AFL, Grand Prix, and the V8 super cars, where spectators are encouraged to make responsible decisions about their drinking and driving decisions.

More information on *Enjoy Responsibly* is included on the Foster's website – **www.fosters.com.au/corporate/companies/cub/policy.asp**.

## Shareholder Information

| Contact the Share Register – Managed by Computershare | |
|---|---|
| Callers from within Australia | Callers outside Australia |
| Telephone 1300 134 708 | Telephone + 61 3 9615 5970 |
| Facsimile (03) 9473 2469 | Facsimile + 61 3 9473 2469 |

**Postal address**
**Computershare Investor Services Pty Limited**
**GPO Box 2975 Melbourne VIC 3001**

**Foster's News is published by**
Foster's Investor Relations
77 Southbank Boulevard, Southbank, VIC 3006
Telephone + 61 3 9633 2773
Website www.fostersgroup.com

## Key Dates for 2004

| EVENT | DATE |
|---|---|
| Interim Dividend Payable | 2 April |
| End of Financial Year | 30 June |
| Annual Results Announced | 24 August** |
| Final Dividend Payable | 1 October** |
| Annual General Meeting | 25 October** |

**Likely dates subject to confirmation

Foster's Group Limited
ABN – 49 007 620 886



The Latest Shareholder News from Foster's Group | April 2004

# Foster's NEWS


WOLF BLASS
Black Label
CARLTON
Crown Lager



## In This Issue



FOSTER'S GROUP

**On 3 March 2004, the Board announced the appointment of Mr Trevor O'Hoy as the next President and Chief Executive Officer (CEO) of Foster's, replacing Mr Ted Kunkel who will step down from the position on 5 April 2004.**

**The Board selected Trevor after a thorough internal and external search, deciding unanimously that he was the best person to lead the group into its next phase of growth.**

Throughout his 28 year career at Foster's, Trevor has displayed an exceptional track record. Most recently, as Managing Director of CUB, he has overseen the evolution of this division into a multi-beverages business and delivered a significant improvement in its financial performance. At the half-year ended 31 December 2003, CUB generated impressive earnings growth, strengthened cash flows and strong margins. In his former role as Chief Financial Officer, Trevor was involved in many of the strategic development projects undertaken by the company, including the move into global wine, with the acquisition of Beringer Wine Estates in 2000.

Trevor has demonstrated his ability to lead change and focus on the issues that drive shareholder value. He has a strong strategic vision and an ability to lead the team at Foster's.

On behalf of the Board, I welcome Trevor to the role as CEO and as an Executive Director of the group.

I would like to thank Ted Kunkel for his outstanding service to Foster's during his 38 year career with the company, and most notably for his 12 years as Chief Executive. He was appointed to this role at a time when the company was experiencing extreme financial difficulties. Under his leadership Foster's has been transformed into a global premium beverages company with strong financial attributes.

I would also like to thank shareholders for their approval of the two resolutions – further share buy-back activity and re-election of Director, Max Ould, at the recent Shareholder Meeting, held on 17 March 2004.

**Frank Swan**
Chairman



It is an enormous honour to be appointed as Foster's President and Chief Executive Officer and I am fully aware of the responsibilities the role entails for our customers, consumers, shareholders and employees. I am looking forward to further developing the Foster's global premium beverages model to maximise business performance and deliver improved returns for shareholders. I am committed to the strategy of Foster's becoming a leading global premium beverages business.

After I have reviewed the business in more detail, I will be in a position to outline my vision and areas of focus for the group. Initially, my efforts will be directed to the appointment of a new Managing Director for CUB and obtaining a greater understanding of our North American wine trade business, given the importance its performance will have on the Foster's share price. I look forward to meeting with as many of our customers, employees, shareholders and other key stakeholders as possible over the coming months.

Foster's is a strong company, well positioned for growth. I am excited about the challenges and look forward to keeping you informed of the progress of your company.

**Trevor O'Hoy**
President and Chief Executive Officer – Elect

# CUB Beverages

## Changing Market Dynamics

Carlton & United Breweries (CUB) has a proud history as Australia's leading brewer. Over the last decade, CUB has been operating in a changing marketplace – not only one with changing customer and consumer needs but also in a beer market where volume growth has been generally flat.

Consumer choice is changing. Consumers are increasing the number and variety of products they consume across all sectors of the alcohol beverages sector – traditional beer drinkers are now choosing to drink wine and spirits on different occasions.

This move to "occasion based" drinking and the shift from on-premise or hotel consumption to a higher proportion of at-home consumption has led to a change in the way CUB looks at its business.

## CUB's Multi Beverages Model

Since taking over as the Managing Director of CUB 18 months ago, Trevor O'Hoy and the CUB team have implemented a full review of the CUB business based on the changing market dynamics.

This review reinforced the need for CUB to evolve from an exclusive beer company to one providing a range of beverage choices. The review also identified that there was both a need and significant potential for CUB to improve its operational efficiency and cost base. Furthermore, product innovation – understanding and meeting consumer expectations – will be a key component of CUB's market success.

With the aim of becoming the most profitable Australian beverages producer, CUB has commenced the implementation of a major operational efficiency programme, which has involved integrating marketing and sales teams across beverage categories, reducing sponsorship expenditure and, most importantly, re-configuring its production base.

Gross savings of $85 million have been identified, with the majority to be delivered over the next few years, mainly from the closure of the Kent brewery in Sydney and the relocation of production to the more efficient Yatala (Queensland) and Abbotsford (Victorian) breweries.

Building upon the brand strength of the existing core brands will be essential, as will product innovation. CUB has an enviable family of brands, including Victoria Bitter, Crown Lager, Carlton Draught, Cougar Bourbon and Strongbow Cider.

Marketing campaigns and packaging upgrades are supporting these and other brands. Product innovation has included the development of new brands and products. Over the last six months CUB has launched Empire, Skyy Blue, a new Capri Ready To Drink (RTD) variant and repackaged Strongbow Cider.

In all of this activity, a fundamental strength of the CUB business has been its distribution network. CUB delivers direct to most liquor outlets throughout Australia.

This provides CUB with a huge opportunity to understand customer requirements, to offer the multi-beverage portfolio and the sale of new products.

The strength of CUB's distribution network has been further demonstrated by the introduction of the RTD brands into the network, leading to a 47% increase in RTD volumes during the last half.

The transformation of CUB into a consumer focussed multi-beverages company is well underway and the initial results are very positive.

As reported in the half-year results for 31 December 2003, CUB delivered strong returns with earnings before interest and tax up 8.6%.

CUB also strengthened cash flows and generated excellent profit margins. CUB will continue to build a flexible and efficient business to meet changing consumer beverage needs and tastes.



## THE FOUR KEY BUSINESS DRIVERS FOR CUB



Low Cost / Best Quality Product
PEOPLE
Distribution Penetration
Brand Equity
EMPIRE
VB


# Interview Pete Scott



**Pete Scott is the Chief Financial Officer (CFO) for the Foster's Group. His role encompasses Group Finance, Tax, Treasury, Strategic Planning and Analysis and Investor Relations. Pete has had a 27-year career in finance and business consulting, including 13 years in the wine industry.**

**Why is capital management a major continuing focus for the group?**

The conversion of the exchangeable bonds, which resulted in 125 million additional shares being issued, and the divestment of Australian Leisure & Hospitality (ALH) for net proceeds of $1.35 billion, created a considerable amount of balance sheet capacity. As the company is not pursuing strategic acquisition opportunities at present, we have elected to return funds to shareholders through a series of share buy-back initiatives.

Share buy-backs were determined to be the most effective and efficient way to return funds to shareholders. The off-market buy-back in December 2003 was an effective way to provide value to our shareholder base quickly. It also served to partially mitigate the earnings per share (EPS) dilutive impacts of the bond conversion and the ALH sale. The off-market buy-back of 167.1 million shares coupled with the on-market buy-back of 37.7 million shares fully realised our opportunities under the "10/12" limit of the Corporations Act. To continue our buy-back initiatives we required shareholder approval, which was received at our recent shareholder meeting in March.

At this point, the company continues to maintain a strong balance sheet and will continue our share buy-back activity. Considering all market conditions and the current franking credit balances, an on-market buy-back will be the appropriate avenue for the next 125 million shares.

The group currently targets a gearing ratio (defined as net debt to book equity) at the lower end of our stated 50-70% range. The lower end of this range will help maintain our strong BBB+ credit rating. We anticipate coming to the capital markets in the future, as strategic opportunities present themselves. Maintaining a strong and flexible balance sheet is vital as we position the company for future growth.

**What is the outlook for dividends?**

The current dividend policy continues to include a payout ratio of about two-thirds of normalised earnings per share. Historically the dividend yield, around 4%, has been an important element of total shareholder return. We expect to continue with the payment of fully franked dividends.

*Note – Normalised earnings exclude significant items, amortisation and SGARA. SGARA is the Australian accounting standard AASB 1037 "Self Generating and Re-Generating Assets".*

**Currently, most of the Company's debt is held in United States (US) denominated currency. What advantages does this hold?**

Over 90% of the debt component of our capital structure is denominated in US dollars. This reflects a desire to naturally hedge our asset exposure to that currency.

A natural hedge exists when assets and debt are denominated in the same currency such that operating earnings are partially offset by interest expense.

Consequently, the impact of movements in $A/$US exchange rates, have a lesser impact on the group's after tax profits than would otherwise be the case. Currently around 35% of our asset base and 20% of our revenue is generated in the United States.

The company maintains a very strong financial position, gearing levels are modest and interest is covered at over seven times.

*Note – interest cover is the number of times that earnings cover net interest expense.*

**Do you have any comments on the position of the United States wine market?**

As mentioned at the half-year, we are fully engaged in an operational review of the trade wine business. We will be in a position to announce the results of this review to the market and shareholders before the end of the financial year.

This will include the identification of key initiatives, expected benefits, expected costs if any, and key milestones.

# Project Angel

Foster's Brewing International (FBI) has launched a global initiative "Project Angel" that aims to take the Foster's brand – currently ranked as the 7th international beer brand in the world – to one of the top five global premium beer brands.

The underlying objective of **Project Angel** is to ensure the highest possible quality in all aspects of the Foster's brand from brewery to consumer. The project encompasses a broad range of initiatives including, a focus on technical brewing excellence, management of processes through the supply chain, packaging, advertising, point of sale material and the consumers' purchase and drinking experience.

Some of **Project Angel's** early outcomes include an enhancement to Foster's packaging to increase consumer appeal, convey premium quality and more actively communicate Foster's Australian heritage.

In keeping with **Project Angel's** focus on enhancing the consumer experience, Foster's is also moving to a widespread international roll-out of a new on-premise dispensing system known as Head Injection Technology or HIT. HIT has been widely acclaimed by publicans and customers as producing the *"perfect pint with the perfect head"*. Over 35,000 outlets or around 100,000 HIT systems will be installed in the UK, Foster's largest market.

**Project Angel** will affect everyone involved in the brewing, supply, logistics, promotion and sale of Foster's worldwide, and ensure the long-term premium value and profitability of Australia's Famous Beer.



# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

| Name of entity | ABN |
|---|---|
| **Foster's Group Limited** | **49 007 620 886** |

We (the entity) give ASX the following information.

**Information about buy-back**

| | | |
|---|---|---|
| 1 | Type of buy-back | **On market** |
| 2 | Date Appendix 3C was given to ASX | **22-Dec-03** |

**Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day**

| | | **Before previous day** | **Previous day** 24-Mar-04 |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 5,344,901 | 2,350,000 |
| 4 | Total consideration paid or payable for the shares | $23,622,713 | $10,410,986 |

| | | **Before previous day** | **Previous day** |
|---|---|---|---|
| 5 | If buy-back is an on-market buy-back | highest price paid: $4.44<br>date: 18-Mar-04<br><br>lowest price paid: $4.39<br>date: 22-Mar-04 | highest price paid: $4.45<br><br>lowest price paid: $4.41<br><br>highest price allowed under rule 7.33: $4.65 |

**Participation by directors**

| | | |
|---|---|---|
| 6 | Deleted 30/9/2001. | |

**How many shares may still be bought back?**

| | | |
|---|---|---|
| 7 | If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 192,305,099 |

**Compliance statement**

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ............................................................ Date: 30-Mar-04
Robert Dudfield – Assistant Company Secretary

Print name: ........................................................

== == == == ==

*Rule 3.19A.3*

# Appendix 3Z

## Final Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | Foster's Group Limited |
| **ABN** | 49 007 620 886 |

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of director** | Edward Thomas Kunkel |
| **Date of last notice** | 2 April 2004 |
| **Date that director ceased to be director** | 5 April 2004 |

**Part 1 – Director's relevant interests in securities of which the director is the registered holder**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Number & class of securities** |
|---|
| 128,380 Ordinary Shares<br>1,250,000 Ordinary Options – exercisable at $2.12 |

+ See chapter 19 for defined terms.

## Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest | **Number & class of securities** |
|---|---|
| LTIP Incentive Pty Ltd | 412,140 Ordinary Shares |
| Tyler No.1 Co Pty Ltd<br>(Family Trust) | 169,860 Ordinary Shares |

## Part 3 – Director's interests in contracts

| | |
|---|---|
| **Detail of contract** | **N/A** |
| **Nature of interest** | **N/A** |
| **Name of registered holder**<br>**(if issued securities)** | **N/A** |
| **No. and class of securities to which interest relates** | **N/A** |

+ See chapter 19 for defined terms.

*Rule 3.19A.3*

# Appendix 3Z

## Final Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | Foster's Group Limited |
| **ABN** | 49 007 620 886 |

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of director** | Edward Thomas Kunkel |
| **Date of last notice** | 2 April 2004 |
| **Date that director ceased to be director** | 5 April 2004 |

**Part 1 – Director's relevant interests in securities of which the director is the registered holder**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Number & class of securities** |
|---|
| 128,380 Ordinary Shares<br>1,250,000 Ordinary Options – exercisable at $2.12 |

+ See chapter 19 for defined terms.

## Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest | **Number & class of securities** |
|---|---|
| LTIP Incentive Pty Ltd | 412,140 Ordinary Shares |
| Tyler No.1 Co Pty Ltd<br>(Family Trust) | 169,860 Ordinary Shares |

## Part 3 – Director's interests in contracts

| | |
|---|---|
| **Detail of contract** | **N/A** |
| **Nature of interest** | **N/A** |
| **Name of registered holder (if issued securities)** | **N/A** |
| **No. and class of securities to which interest relates** | **N/A** |

+ See chapter 19 for defined terms.